BB 3/28 *



07006050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER
8-29616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BGC Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lipson (212) 829-5202
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281 (Zip Code)

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Richard Lipson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BGC Securities as of December 31, 2006 are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer
Title



Notary Public

TREASA CHENNIKARA
Notary Public, State of New York
No. 01CH6130322
Qualified in New York County
Commission Expires July 18, 2009

BGC SECURITIES
(SEC. ID No. 8-29616)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2007
BRANCH OF REGISTRATIONS
AND
EXAMINATIONS

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

This report is deemed PUBLIC in accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
BGC Securities:

We have audited the accompanying statement of financial condition of BGC Securities (the "Partnership") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BGC Securities at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2007

BGC SECURITIES

STATEMENT OF FINANCIAL CONDITION
December 31, 2006
(in thousands)

Assets

Cash	$ 6,979
Receivables from affiliates	275
Fixed assets (net of accumulated depreciation of $12)	14
Other	44
Total assets	$ 7,312

Liabilities and Partners' Capital

Payables to affiliates	$ 977
Accounts payable and accrued liabilities	162
Total liabilities	1,139
Partners' capital	6,173
Total liabilities and partners' capital	$ 7,312

See notes to statement of financial condition.

1. General and Summary of Significant Accounting Policies

Basis of Presentation: BGC Securities (the "Partnership"), is a general partnership organized under the laws of the State of New York. The Partnership is a registered broker-dealer with the Securities Exchange Commission and as of September 2006, a registered introducing futures broker with the National Futures Association. The Partnership is indirectly owned by BGC USA, LP ("BGCUSA" - 99%), and BGC Partners, LP ("BGCP" - 1%), (collectively with their subsidiaries, "BGC"), and which are both indirectly owned by Cantor Fitzgerald, L.P. (collectively with its subsidiaries ("CFLP")).

The Partnership engages primarily in inter-dealer brokerage whereby its counterparty transactions are given up to affiliated companies for clearance and settlement. The Partnership is also an institutional broker transacting primarily in corporate and municipal securities. As a newly registered futures commissions merchant, the Partnership intends to introduce international counterparties, who buy and sell futures, to affiliated companies.

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Principal Transactions: Principal transactions revenues are derived primarily from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security. Principal transaction revenues and related expenses are recognized on a trade date basis.

Commissions Revenue: Commissions revenues are derived from agency brokerage transactions, whereby the Partnership connects buyers and sellers and assists in the negotiation of the price and other material terms of transactions. Commission revenues and the related expenses are recognized on a trade date basis.

Cash: The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Fixed Assets: Fixed assets are depreciated over their estimated economic useful lives, generally 3 to 5 years, using the straight-line basis.

Income Taxes: Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon their ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. However, the Partnership is subject to the Unincorporated Business Tax in the City of New York for which it records an income tax provision.

New Accounting Pronouncements: In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109*, ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Partnership's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 on January 1, 2007 will not have a material impact on the Partnership's statement of financial condition.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. SFAS 157 nullifies the consensus reached in EITF Issue No. 02-3 prohibiting the recognition of day one gain or loss on derivative contracts (and hybrid instruments measured at fair value under SFAS 133 as modified by SFAS 155) where the Partnership cannot verify all of the significant model inputs to observable market data and verify the model to market transactions. However, SFAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model, if market participants would also include such an adjustment. In addition, SFAS 157 prohibits the recognition of block discounts for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The provisions of SFAS 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid instruments measured at fair value, and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. SFAS 157 is effective for the Partnership as of January 1, 2008. The Partnership is currently evaluating the potential impact of adopting SFAS 157.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities- including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for the Partnership as of January 1, 2008, provided the Partnership also elects to apply the provisions of SFAS 157. The Partnership is currently evaluating the potential impact of adopting SFAS 159.

2. Related Party Transactions

The Partnership's receivables from and payables to affiliates represent uncollateralized advances and amounts due to affiliates for support services provided.

CFLP provides the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for accounting, operations, human resources and legal services. In addition, under a Joint Services Agreement between the Partnership and eSpeed, Inc. ("eSpeed"), a subsidiary of CFLP, eSpeed provides network, data center and server administration support and other technology services to the Partnership. eSpeed charges the Partnership for these services commensurate with the cost of providing these services. Additionally, for voice assisted transactions entered into by the Partnership, eSpeed receives 7 % of the transaction revenues and for screen assisted open outcry transactions, eSpeed receives 2.5 % of the transaction revenue.

Under an agreement between the Partnership and BGC Financial Inc. ("BGCFI"), BGCFI performs clearance and settlement services for the Partnership's corporate and other debt securities business.

Municipal Partners: In July 2000, the Partnership purchased the U.S. municipal bond brokerage business and certain other assets of Municipal Partners Inc. ("MPI"). The Partnership recorded goodwill of $1,800 relating to this acquisition. In January 2002, the Partnership sold its municipal bond brokerage business, including assets associated with the MPI acquisition, to Municipal Partners, LLC ("MP LLC"), a company organized by former employees of the Partnerhsip in exchange for, among other things, a special membership interest in MP LLC. No gain or loss was recognized at the time of this transaction. In addition, the Partnerhship loaned $1,000 to MP LLC, bearing interest at 6%, which is due upon maturation of the loan in 2007. The Partnership suspended accruing interest on the loan receivable. The Partnership received the first three installments on the loan in January 2004, February 2005, and January 2006, respectively, of $100 each. The full outstanding balance of the MP LLC loan of $700 was paid in September, 2006, with the interest being included in a final settlement agreement.

3. Legal Matters

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Partnership. In some of these actions substantial amounts are claimed. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Partnership contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Partnership cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Subject to the foregoing, the Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the financial condition of the Partnership.

Legal reserves are established in accordance with SFAS No. 5, "Accounting for Contingencies." Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. As of December 31, 2006, no legal reserves have been recorded.

By Statement of Claim, dated August 15, 2005, the Partnership commenced an arbitration before the NASD against MP LLC and Brian Kelly based on MP LLC's and Kelly's breach of the Operating Agreement dated January 30, 2002. Pursuant to the Operating Agreement, the Partnership acquired a "Special Membership Interest" that included a right to receive 5% of MP LLC's gross revenues. After the execution of the Operating Agreement and continuing through June 2004, MP LLC paid to the Partnership 5% of its gross revenues, but thereafter ceased making such payments. The Partnership sought an Order directing MP LLC to provide it with records detailing the amount of gross revenues that MP LLC earned and directing MP LLC to pay the Partnership 5% of its gross revenues. On October 14, 2005, MP LLC and Kelly responded to the Statement of Claim and asserted Counterclaims seeking a rescission of the Operating Agreement and repayment of its past Special Membership Interest payments made under the Operating Agreement. On October 24, 2005, the Partnership filed a Reply to MP LLCs' and Kelly's Counterclaims denying all factual allegations; asserting that the Counterclaims are barred by the NASD Panel's decision in a related NASD Arbitration (Case No. 02-06002); and seeking sanctions based upon the frivolous claim. As of September 25, 2006, a settlement agreement was entered into resolving this and related matters, and a stipulation of discontinuance signed by both sides was filed finally ending this matter. Under the settlement agreement, MP LLC paid to the Partnership $100 in complete satisfaction of the past due amount relating to the Partnership's Special Membership Interest. It also resumed paying the Special Membership Interest to the Partnership as of January, 2006 at a rate that under certain conditions is half of the original rate and under other conditions is the full rate. The Partnership also retained a 25% ownership interest in MP LLC which provides that the Partnership is entitled to 25% under the same circumstances as were previously true.

4. Employee Benefit Plans

Employees of the Partnership are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the "Plan"), whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

5. Regulatory Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Partnership had net capital of $5,840, which was $5,740 in excess of its required net capital of $100 and the Partnership's net capital ratio was .20 to 1.

6. Counterparty Credit Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various brokerage activities, servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Partnership's transactions are fully collateralized and are executed with, and on behalf of, institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate nonperformance by counterparties. The Partnership has a policy of periodically reviewing the credit standing of each counterparty with which it conducts business.

7. Fair Value of Financial Instruments

Substantially all of the Partnership's financial instruments are carried at fair value or amounts which approximate fair value. The Partnership's remaining financial instruments are generally short-term in nature and liquidate at their carrying value.

******

Deloitte.

February 28, 2007

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

BGC Securities
110 East 59th Street
New York, NY 10022

Dear Sirs:

In planning and performing our audit of the financial statements of BGC Securities (the "Partnership") as of and for the year ended December 31, 2006 (on which we issued our report dated February 28, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in: (1) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (4) making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, because the Partnership does not carry securities or commodities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragrpah and to assess whether those practices and procedures can be expected to achieve the SEC and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design of operation or a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC and CFTC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, CFTC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END